Exhibit 4.12

Execution Version

Memorandum of Agreement

Miami University and Renda Finance and Education Technology Company

This Memorandum of Agreement (this “Agreement” or “MOA’’) is entered by and among Miami University (hereinafter “MU”), a body politic and corporate established and existing under the laws of the State of Ohio (USA); Renda Finance and Education Technology Company (hereinafter “RENDA”), a company established and existing in Beijing, Peoples Republic of China; and Quest Holding International, LLC (hereinafter “OHI”), an Ohio (USA) limited liability company.

WHEREAS, MU operates the Miami University Middletown English Language Center (“ELC”), which provides English language instruction to non-native speakers of English;

WHEREAS, MU wishes to offer certain international students conditional admission to the ELC at MU’s Middletown, Ohio (USA) campus (hereinafter “MUM”) pursuant to the terms and conditions described below; and

WHEREAS, the parties hereto wish to be bound to the terms, conditions, and obligations contained in this MOA.

NOW, THEREFORE, in consideration of the agreements and promises contained in this MOA, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Admission. RENDA will identify appropriate students for admission to MUM and the ELC (“Students”). These Students will have applied to the ELC and submitted all documents required by MU and MUM for international students. RENDA shall ensure that all application materials are properly completed by Students and submitted to QHI QHI will submit the properly completed application materials to MUM Office of Admissions.

2.	Program. Students admitted to the ELC under this Agreement will arrive at the MUM campus before orientation to participate in a mandatory assessment, advising, and academic program orientation. A two-week orientation will occur approximately two weeks prior to the start of regularly scheduled classes in each of MUM’s academic terms (Fall, Spring, Summer).

The ELC Program provides English language instruction to non-native speakers of English, accepted into the ELC’s intensive English language program at Miami University Middletown. Students will be admitted into the ELC based on the MUM ELC Application Form, International Student Financial Support Form, one copy of their passport photo, official academic records, and proof of English language proficiency. Students will be assessed for English language proficiency upon arrival to MUM for placement in the ELC.

The ELC has a total of five levels. Students who apply to the ELC will submit scores from one of the following tests prior to their arrival at MUM: TOEFL, IELTS, iTEP, PTA-Academic, or provide alternative proof of English language proficiency as listed on the Miami University International Admission website (http://miamioh.edu/admission/international/english-proficiency/index.html) to show their overall level of English proficiency at the time of their application. The appropriate level of English study (regardless of the scores submitted with their application) will be finalized during orientation week. Students will be assessed in reading, writing, speaking, listening, and grammar. Level 1-3 Students will begin non-credit intensive English courses at MUM. Level 4 Students will be conditionally admitted and be able to begin credit courses at MUM. Once level four is successfully completed, Students will have satisfied all English requirements and be fully admitted to MUM as Level 5 international students.

Levels 1, 2, and 3 include the following non-credit courses specifically designed for each level for a total of 22.5 contact hours of intensive English study each week:

Reading/Writing (7.5 contact hours)

Listening/Speaking (7.5 contact hours)

Grammar/Integrated Skills (7.5 contact hours)

Level 4 includes the following courses for a total of 12 credit hours:

ACE 112 – Advanced Communication Strategies:

This is an intensive 5-credit course covering discussion, presentation and lecture listening skills, preparing Students for the diverse encounters they will have with spoken English both in and outside of the academy. Graded (5 Credits, 7.5 contact hours)

ACE 113 – Reading and Writing in Academic Contexts:

This is a rigorous 4-credit course focusing on comprehension, textual analysis, vocabulary, and rhetoric. Students develop critical writing skills needed for success in college and beyond. Graded (4 Credits, 7.5 contact hours)

ACE 310J – Elements of Debate:

Elements of Debate is designed to introduce Students to debate and to develop their ability to explain and support their opinion with strong evidence using advanced vocabulary and sentence structure. The course prepares Students to be active participants in college-level classroom discussions. Graded (3 credits, 7.5 contact hours)

Level 5 Students are fully admitted to MUM.

Students are required to take ENG 108 and 109 in consecutive semesters. These course descriptions are as follows:

ENG 108 – U.S. Cultures & Composition for Second Language Writers:

This course is designed for Students who need further work in English before enrolling in ENG 109; satisfies in part the Miami Plan requirement of six of global courses. (4 credits, 7.5 contact hours total)

ENG 109 – Composition and Rhetoric for Second Language Writers:

Adaptation of ENG 111 for nonnative speakers; satisfies the Miami Plan requirement of 3 hours of composition and literature. (4 credits, 7.5 contact hours total)

Classes are held Monday through Friday except during university scheduled holidays. The typical weekly schedule will include instruction, courses, and outings or activities. Students may be required to participate in MUM directed and approved cultural activities, meetings, and excursions. Mandatory attendance in class, meetings, and participation in required events will contribute to a Student’s grade for the semester.

All Students in the ELC (including Levels 1-5) are subject to the Miami University Code of Conduct (http://miamioh.edu/student-life/oescr/code-of-conduct/index.html) and the Miami Student Handbook (http://www.miamioh.edu/_files/documents/secretary/Student_Handbook.pdf). These resources and expectations will be reviewed and explained to Students in sessions during orientation.

Students who successfully complete ELC required courses at the level of B- or above may move to the next level of the ELC program. Once a Level 3 Student meets this requirement, they may take Level 4 credit courses the following semester. Once a Level 4 Student meets this requirement, such Student may enroll the following semester as a fully admitted MU regional campus international student.

3.	Housing, Dining and Transportation. QHI is responsible for providing all accommodations for Student housing and dining for Students in the ELC at MUM. MU assumes no liability or responsibility for any functions related to housing, dining, or transportation. QHI will provide housing supervisors for the housing facility and provide MU and MUM with the names and 24-hour emergency contact information for the housing facility supervisors. If operation and upkeep of the housing and dining plan is not acceptable to MU or MUM, then MU has the option of cancelling this MOA and the program outlined in this MOA. Any rejection of the housing and dining plan must be reasonable. MU shall provide a minimum 120 days advance written notice to QHI regarding its intent to cancel this MOA and the program outlined in this MOA, and the reasons for such intent to cancel and allow QHI to revise the housing and dining plan within 120 days of the receipt of such written notice; provided, however, that MU may immediately cancel this MOA and the program outlined in this MOA upon the reasonable belief that the continuation of the housing and dining plan will have a deleterious effect on the health, wellbeing, or safety of any person. QHI will allow MU officials to visit and review its housing and dining facilities in each semester during term of this MOA. QHI is required to report violations of the Miami University Student Code of Conduct and Miami University Student Handbook and any instances of sexual or interpersonal violence to MUM Security Office identified by Title IX federal requirements. Nothing contained in this Section 3 shall limit or otherwise effect MU’s ability to cancel this MOA pursuant to Section 16 of this MOA.

QHI acknowledges and agrees that MU’s and MUM’s student disciplinary procedures allow for the summary suspension from MUM’s premises of a Student prior to a disciplinary hearing where MU or MUM has reasonable cause to believe that the Student’s continued presence poses an immediate and significant risk of substantial harm to the safety or security of themselves, others, or to property. QHI agrees that once it is notified by MU or MUM that a Student admitted hereunder to the ELC has been summarily suspended and no contact is required with any other student is required it shall, immediately remove said Student from QHI’s student housing facilities and relocate the Student into other QHI owned, or controlled, or rented housing, until such time as the summary suspension is lifted or until the Student is suspended or dismissed at the conclusion of the disciplinary process.

4.	Insurance and Indemnification. QHI will purchase and maintain for the duration of this MOA at least $7,500,000.00 in General Liability insurance and provide a certificate of insurance to MU. RENDA and QHI, jointly and severally (the “Indemnifying Parties”), shall indemnify and hold harmless MU, and its trustees, officers, and employees from and against any and all loss, expense, damage, claim, demand, judgment, fine, charge, lien, liability, action, cause of action or proceeding of any kind whatsoever (whether arising on account of damage to or loss of property, or personal injury, emotional distress, or death) (each a “Loss”) arising directly or indirectly from a third party claim alleging (a) any negligent or more culpable act or omission of the Indemnifying Parties in connection with the performance of their obligations under this MOA; or (b) any failure by the Indemnifying Parties to materially comply with any applicable federal, state, or local laws, regulations, or codes in the performance of their obligations under this Agreement; provided, that the Indemnifying Parties will have no duty to indemnify and hold harmless MU to the extent that a Loss results from MU’s negligence or willful misconduct.

5.	Medical History, Tests, and Vaccinations. All Students who are accepted for entrance into the ELC under this MOA are required to submit a completed medical history to the Medical Director of the Student Health Service before final enrollment can be approved. Students are required to submit a medical report on the medical questionnaire for foreign students. All entering Students are required to be vaccinated against MMR, Tdap, Hepatitis B, meningitis, and chicken pox. Further, any Student under the age of 18 years old must receive the polio vaccine. If any Student has not yet received any of the necessary vaccinations, RENDA and QHI shall cause such Students to be vaccinated at Student Health Services at the Student’s own expense.

All Students must demonstrate freedom from tuberculosis. Students accepted into the ELC under this MOA will be tested for tuberculosis. If the test is positive, the Student must obtain a medical evaluation.

6.	Medical Insurance. MU requires that all Students be covered by health insurance while enrolled at MU or any of its campuses. RENDA and QHI shall cause each Student to obtain and maintain health insurance through MU’s student health insurance provider, which is currently Aetna. Additional information pertaining to health insurance requirements can be directed to MU’s Student Health Service (see https://rniamioh.edu/student-life/student-health-service/student-insurance/index.htrnl). RENDA and QHI shall cause each Student to be responsible for paying any medical expenses including required medical and travel insurance and any out-of-pocket expenses not covered by insurance incurred during the program.

7.	Program Fees- Levels 1-3. For the entire term of this MOA, RENDA and QHI shall pay MUM $5,600.00 per Student, per semester for the costs of Level 1, Level 2, or Level 3 non-credit language instruction and $500.00/per student, per semester for the costs of textbooks and instructional materials. RENDA and QHI shall also pay MUM $500.00 per Student, per semester to cover the costs of excursions, cultural programs and activities during each semester of language instruction. These activities may include visits to sites of local, regional and national interest as well as on-campus activities designed to enhance the Student’s understanding of American college campus life and the culture of the United States. Students are individually responsible for admission, meals, and other personal costs not included in MUM sponsored activities. This fixed cost ($6,600.00) is non-refundable and not dependent upon the Student completing the language instruction program. This fee will remain in effect during the length of this MOA.

8.	Program Fees- Level 4-5.

a. For the 2020-2021 academic year, RENDA and QHI shall pay MUM $6200.00 per Student, per semester for the costs of Level 4 and Level 5 language instruction and $500.00/per Student, per semester for the costs of textbooks and instructional materials related to the ELC courses and program. In addition, RENDA and QHI shall pay MUM $500.00 per Student, per semester to cover the costs of excursions, cultural programs and activities during each semester of language instruction. These activities may include visits to sites of local, regional and national interest as well as on-campus activities designed to enhance the Student’s understanding of American college campus life and the culture of the United States. Students are individually responsible for admission, meals and other personal costs not included in MUM sponsored activities. This fixed cost ($7,200.00) is non-refundable and not dependent upon the Student completing the language instruction program.

b. For the 2021-2022 and 2022-2023 academic years, RENDA and QHI shall pay MUM $6500.00 per Student, per semester for the costs of Level 4 and Level 5 language instruction and $500.00/per Student, per semester for the costs of textbooks and instructional materials related to the ELC courses and program. In addition, RENDA and QHI shall pay MUM $500.00 per Student, per semester to cover the costs of excursions, cultural programs and activities during each semester of language instruction. These activities may include visits to sites of local, regional and national interest as well as on-campus activities designed to enhance the Student’s understanding of American college campus life and the culture of the United States. Students are individually responsible for admission, meals and other personal costs not included in MUM sponsored activities. This fixed cost ($7,500.00) is non-refundable and not dependent upon the Student completing the language instruction program.

9.	Student Expenses. MU and MUM will not be responsible for any of the following program participant costs: visa, airfare, and transportation to and from the MUM campus from point of entry. MU will provide documentation to support the student visa application of each Student. RENDA is responsible for the return to China of any Student who withdraws or is dismissed from MUM.

10.	Payment. Payment for Students enrolled at all levels and for attendant instructional materials fees and cultural programing fees and any additional sums under the terms of this MOA shall be made by RENDA and QHI in the U.S. by wire transfer at least 21 days prior to the start of each semester. Wire transfer details can be found in Section 11 of this MOA. RENDA will provide MUM with names, passport, and visa application information for Students intending to enroll in all levels of the program.

11.	Transfer and Wire Information.

The wire transfer information is a follows:

JP Morgan Chase bank

100 East Broad Street

Columbus, OH 43271

Miami University Bursar Fund
Account # xxxxxxxxx

Routing # xxxxxxxxx

12.	Applicable Policies. Each Student participating in this program shall abide by all the policies and regulations of MU and MUM. MU shall have the right to terminate the participation of an individual participant in the program if such Student violates the policies and regulations of MU, MUM, or the program.

13.	Miscellaneous.

a. Non-Discrimination. The parties agree not to discriminate on the basis of religion, race, creed, national or ethnic origin, sex, age, handicap, political affiliation, sexual orientation, disability or status as a veteran.

b. Compliance with Law. The parties specifically intend to comply with all applicable laws, rules and regulations as they may be amended from time to time. If any part of this Agreement is determined to violate federal, state, or local laws, rules, or regulations, the parties agree to negotiate in good faith revisions to any such provisions. If the parties fail to agree within a reasonable time to revisions required to bring the entire Agreement into compliance, either party may terminate this Agreement upon thirty (30) days prior written notice to the other party.

c. Force Majeure. In the event Students are unable to complete the Program due to causes beyond the control of MUM, including, but not limited to: acts of God; war; acts of the goverment; fires; floods; epidemics; quarantine restrictions; strikes, labor disputes or work stoppages; transportation contingency; and freight embargoes; other catastrophes or any similar occurrences beyond MUM’s reasonable control, MUM shall assist the affected Students in finding an alternate site to complete the program.

d. FERPA. The parties acknowledge that information (if any) received from MUM regarding Students may be protected by the Family Educational Rights and Privacy Act (“FERPA”), and agrees to use such information only for the purpose for which it was disclosed and not to make it available to any third party without first obtaining the Student’s written consent. For the purposes of this Agreement, RENDA and QHI shall be deemed “university officials.”

e. Use of Name. None of the parties shall use the name, logo, likeness, trademarks, image or other intellectual property of either of the other parties for any advertising, marketing, endorsement or any other purposes without the specific prior written consent of an authorized representative of the other party as to each such use. RENDA may refer to the affiliation with MUM in public information materials regarding the relevant Program. MUM reserves the right to review and request modification of RENDA’s reference to MUM as necessary. RENDA may refer to the affiliation with MUM in its brochures and other public information materials having to do with the Program.

f. Independent Contractors. Each party is separate and independent and this Agreement shall not be deemed to create a relationship of agency, employment, or partnership between or among them. Each party understands and agrees that this Agreement establishes an independent contractor relationship and that the agents or employees of each respective party are not employees or agents of any other party.

g. Severability. The provisions of this Agreement are severable, and if any provision of this Agreement is found to be invalid, void or unenforceable, the remaining provisions will remain in full force and effect.

h. Waiver. The waiver of any breach of any term of this Agreement does not waive any subsequent breach of that or another term of this Agreement.

i.  Assignment. No party may assign this Agreement or any rights or obligations under this Agreement to any person or entity without the prior written consent of the other parties. Any assignment in violation of this provision is null and void.

j.  Governing Law. This Agreement shall be construed and enforced solely pursuant to the laws of the State of Ohio (USA), without giving effect to the principles of conflicts of laws thereof and the parties agree that this Agreement shall be subject to the sole and exclusive jurisdiction of the state and federal courts located in the State of Ohio (USA). The Parties agree that the foregoing governing law, jurisdiction and forum selections have been concluded as a result of arms-length negotiations and are not overly onerous or burdensome to either Party. Notwithstanding the foregoing, any court with competent jurisdiction may enforce the judgment and ruling of the state and federal courts located in the State of Ohio (USA). The Unite Nations Convention on Contracts for the International Sale of Goods (“UN CISG”) shall not apply to this Agreement.

k. Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties as to the subject matter hereof and supersedes all prior discussions, agreements and undertakings of every kind and nature between them, whether written or oral, with respect to such subject matter. This Agreement may subsequently be modified only by a written document executed by both parties.

l.  Translations. The parties acknowledge and agree that this Agreement was originally written in English and only the English version of this Agreement shall be binding on the parties. The parties further acknowledge and agree that they have had a chance to carefully review (with their attorney if necessary) all of the terms of this Agreement, that they fully understand all of their rights and obligations under this Agreement, and that they agree to be bound by this Agreement. All references to time in this Agreement or any communication between the parties, unless specifically stated otherwise, shall mean Eastern Standard Time (UTC – 5:00)/Eastern Daylight Time (UTC – 4:00). All references to currency in this Agreement or any communication between the parties, unless specifically stated otherwise, shall be in United States Dollars.

m. Notices. Any consent, waiver, notice, demand, request or other instrument required or permitted to be given under this Agreement or any related agreements shall be in writing and shall be delivered by hand or sent prepaid telex, cable or facsimile transmission, or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, telexed, cabled or transmitted, or if mailed, five (5) days after the notice is delivered to the courier service, addressed to the addresses set forth herein, or to such other address as may later be specified.

14.	Memorandum of Agreement Period. The term of this MOA is for a period of three (3) years, beginning on July 1, 2020 and expiring on June 30, 2023. Representatives of MU, MUM, RENDA, and QHI will review this MOA annually. This MOA will be reconsidered in October 2021 for renewal or renegotiation.

15.	Termination. Any party may terminate this MOA upon ninety (90) days prior written notice to the other party; provided, however the parties use their best efforts to ensure that any Student then participating in the program are able to complete the program. In such event, all applicable provisions of this Agreement shall remain in force during the extension period from the effective date of termination, until the end of the program in which the affected Students are enrolled.

[Signature Page Follows]

Memorandum of Agreement

Miami University and Renda Finance and Education Technology Company

*Signature Page*

IN WITNESS WHEREOF, the parties have executed this MOA as of 1st day of July, 2020.

RENDA FINANCE AND EDUCATION TECHNOLOGY COMPANY:

By:	/s/ Jinliang Zhang
Jinliang Zhang, Director

QUEST HOLDINGS INTERNATIONAL, LLC

By:	/s/ Jianbo Zhang
Jianbo Zhang, CEO

MIAMI UNIVERSITY:

By:	/s/ Jason Osborn
Jason Osborn, Provost

By:	/s/ David Creamer
David Creamer, SVP for Finance & Business Services

By:	/s/ Catherine Bishop-Clark
Catherine Bishop-Clark, Associate Provost and Dean of Miami University Regionals